Exhibit 99.1

Voting Agreement

This voting agreement is entered into as of June 3rd, 2023, by and between Steven Fong and Gifford Fong.

Whereas:

Steven Fong is the record and beneficial owner of 38,994               shares of common stock, par value $.10 per share (the "PrimeEnergy shares") of PrimeEnergy Resources Corporation, a Delaware corporation ("PrimeEnergy); and

Steven Fong wishes to give to Gifford Fong the exclusive voting rights with respect to the PrimeEnergy shares;

Now Therefore,

For and in consideration of the premises, and of the mutual rights and benefits between the parties, Steven Fong hereby gives to Gifford Fong voting rights with respect to the PrimeEnergy Shares to which Steven Fong is entitled. The voting rights hereby granted are exclusive and irrevocable. The voting rights are not assignable. Nothing herein shall restrict the sale by Steven Fong of all or any number of the PrimeEnergy shares at any time by Steven Fong, in which event, the voting rights with respect to the PrimeEnergy Shares sold shall terminate; provided that this Agreement shall remain in effect as to the remainder of such shares.

This Agreement and the voting rights hereby granted, shall remain in full force and effect until the death or pem1anent incapacity of either Steven Fong or Gifford Fong, the termination by written agreement of both Steven Fong and Gifford Fong, whichever shall first occur.

Steven Fong and Gifford Fong understand and agree that PrimeEnergy may rely on this Agreement in c01mection with the preparation and filing of appropriate documents with the Securities and Exchange Commission regarding the voting rights hereby granted.

Signed and to be effective as of June 3rd, 2023.